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                        1934 Act Registration No. 1-31731


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                               Dated December 12, 2003




                            Chunghwa Telecom Co., Ltd.
                 (Translation of Registrant's Name into English)


                             21-3 Hsinyi Road Sec. 1,
                            Taipei, Taiwan, 100 R.O.C.
                     (Address of Principal Executive Office)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)


                  Form 20-F          x                        Form 40-F
                             -----------------                         ---------


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                  Yes                                         No       x
                     ----------                                  ---------------


     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    2003/12/12
                            Chunghwa Telecom Co., Ltd.



                        By:     /s/   Hank H. C. Wang
                                -----------------------------------
                         Name:  Hank H. C. Wang
                         Title: Senior Managing Director
                                Finance Department

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                                     Exhibit

Exhibit           Description

   1     Announcement on 2003/12/12: Chunghwa Telecom intended repurchase of shares is unlikely to take place before the end of 2003

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                                 [Company logo]

Chunghwa Telecom believes that the intended repurchase of shares is unlikely to take place before the end of 2003

Taipei, Taiwan, R.O.C. December 12, 2003 - Chunghwa Telecom Co., Ltd. (TAIEX:2412, NYSE: CHT) announces today that the intended repurchase of 7% to 10% of its total outstanding shares is unlikely to take place before the end of 2003. CHT continues to be committed to distributing excess cash to its shareholders, as a means of improving capital efficiency and returns for shareholders. CHT intends to continue to explore means of effecting a share repurchase and in its absence will seek to maintain the historical cash dividend payout ratio of approximately 90% of its annual net income.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX:2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line services, mobile services and Internet and data services to residential and business customers in Taiwan.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this press release contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of CHT to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of state owned enterprises by the ROC government and extensive regulation of telecom industry; the intensely competitive telecom industry; CHT's relationship with its labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly

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contagious diseases, such as SARS; and those risks identified in the section entitled "Risk Factors" in CHT's Form F-1 filed with the U.S. Securities and Exchange Commission in connection with its U.S. initial public offering.

The forward-looking statements in this press release reflect CHT's current belief as of the date of this press release and CHT undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

Please direct any  inquiries to:

Fu-fu Shen
Investor Relations
+886 2 2344 5488
ffshen@cht.com.tw